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             [First Federal Banc of the Southwest, Inc. Letterhead]




May 1, 2005


Dear Shareholder:

As a reminder, Wednesday, May 11, 2005 at 9:30 a.m. is the date and time of Special Meeting of Stockholders of First Federal Banc of the Southwest, Inc. In April of 2005, you received a copy of the Proxy Statement and a Revocable Proxy card you could use to vote your shares on a proposal to approve the Agreement and Plan of Merger by and between First Federal Banc of the Southwest, Inc. and GFSB Bancorp, Inc.

At this time we have not received your Revocable Proxy card with your vote. Keep in mind that your vote can be sent in at any time before the meeting date, and with that, you can submit your vote without being present at the meeting.

We want to encourage you to submit your vote as soon as possible. To assist with this, enclosed with this letter is an additional Revocable Proxy card and a self-addressed, stamped envelope in which to return your vote.

If you have any questions or concerns, please feel free to contact George Rosenbaum or myself at 1-800-219-6201 or 622-6201 locally. We appreciate your attention to this important matter.

Sincerely,

/s/ Aubrey L. Dunn, Jr.

Aubrey L. Dunn, Jr.
President & CEO